UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 13)*

SEACOAST BANKING CORPORATION OF FLORIDA
(Name of Issuer)

Common Stock
(Title of Class of Securities)

811707306
(CUSIP Number)

John Caughey CapGen Capital Group III LP 120 West 45th Street Suite 1010 New York, New York 10036 (212) 542-6868

Copy to:

Alison S. Ressler, Esq. Sullivan & Cromwell LLP 1888 Century Park East Los Angeles, California 90067 (310) 712-6600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 13, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO. 811707306

1	NAMES OF REPORTING PERSONS

CapGen Capital Group III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

7,463,141
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

7,463,141
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,463,141
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.7%*
14	TYPE OF REPORTING PERSON (See Instructions)

PN

_______________
*
The calculation of the foregoing is based on 34,346,456 shares of Common Stock (as defined herein) outstanding as of September 30, 2015, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended September 30, 2015, filed with the Securities and Exchange Commission on November 9, 2015.

CUSIP NO. 811707306

1	NAMES OF REPORTING PERSONS

CapGen Capital Group III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

7,463,141
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

7,463,141
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,463,141
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.7%*
14	TYPE OF REPORTING PERSON (See Instructions)

OO

_______________
*
The calculation of the foregoing is based on 34,346,456 shares of Common Stock (as defined herein) outstanding as of September 30, 2015, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended September 30, 2015, filed with the Securities and Exchange Commission on November 9, 2015.

CUSIP NO. 811707306

1	NAMES OF REPORTING PERSONS

Eugene A. Ludwig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

7,463,141
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

7,463,141
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,463,141
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.7%*
14	TYPE OF REPORTING PERSON (See Instructions)

IN

_______________
*
The calculation of the foregoing is based on 34,346,456 shares of Common Stock (as defined herein) outstanding as of September 30, 2015, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended September 30, 2015, filed with the Securities and Exchange Commission on November 9, 2015.

CUSIP NO. 811707306

1	NAMES OF REPORTING PERSONS

Robert Goldstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

65,422(1)
	8	SHARED VOTING POWER

7,463,141
	9	SOLE DISPOSITIVE POWER

65,422(1)
	10	SHARED DISPOSITIVE POWER

7,463,141
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,528,563
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.9%*
14	TYPE OF REPORTING PERSON (See Instructions)

IN

_______________
*
The calculation of the foregoing is based on 34,346,456 shares of Common Stock (as defined herein) outstanding as of September 30, 2015, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended September 30, 2015, filed with the Securities and Exchange Commission on November 9, 2015.

(1)	Includes 12,437 shares of Common Stock held in a retirement account for a relative over which Mr. Goldstein has sole voting and dispositive power.

CUSIP NO. 811707306

1	NAMES OF REPORTING PERSONS

John P. Sullivan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

9,950
	8	SHARED VOTING POWER

7,463,141
	9	SOLE DISPOSITIVE POWER

9,950
	10	SHARED DISPOSITIVE POWER

7,463,141
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,473,091
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.8%*
14	TYPE OF REPORTING PERSON (See Instructions)

IN

_______________
*
The calculation of the foregoing is based on 34,346,456 shares of Common Stock (as defined herein) outstanding as of September 30, 2015, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended September 30, 2015, filed with the Securities and Exchange Commission on November 9, 2015.

CUSIP NO. 811707306

1	NAMES OF REPORTING PERSONS

John W. Rose
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

49,373
	8	SHARED VOTING POWER

7,463,141
	9	SOLE DISPOSITIVE POWER

49,373
	10	SHARED DISPOSITIVE POWER

7,463,141
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,512,514
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.9%*
14	TYPE OF REPORTING PERSON (See Instructions)

IN

_______________
*
The calculation of the foregoing is based on 34,346,456 shares of Common Stock (as defined herein) outstanding as of September 30, 2015, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended September 30, 2015, filed with the Securities and Exchange Commission on November 9, 2015.

EXPLANATORY NOTE

The Reporting Persons are filing this Amendment No. 13 on Schedule 13D (this “Amendment No. 13”) to amend the Schedule 13D filed on April 1, 2010 (as amended by Amendment No. 1 filed on April 12, 2010, Amendment No. 2 filed on May 7, 2010, Amendment No. 3 filed on July 26, 2010, Amendment No. 4 filed on April 22, 2013, Amendment No. 5 filed on July 26, 2013, Amendment No. 6 filed on November 7, 2013, Amendment No. 7 filed on January 15, 2014, Amendment No. 8 filed on April 29, 2014, Amendment No. 9 filed on October 3, 2014, Amendment No. 10 filed on October 14, 2014 Amendment No. 11 filed on August 26, 2015, and Amendment No. 12 filed on September 14, 2015, the “13D Filing”). Capitalized terms used herein, but not otherwise defined herein, shall have the meanings ascribed to such terms in the 13D Filing. Except as specifically amended and supplemented by this Amendment, the 13D Filing remains in full force and effect.

 Item 5.      Interest in Securities of the Issuer

Item 5 of the 13D Filing is hereby amended and restated in its entirety as follows:

   (a) and (b)

Report Person	Amount Beneficially Owned	Percent of Class*	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or Direct the Disposition	Shared Power to Dispose or Direct the Disposition

CapGen Capital Group III LP	7,463,141	21.7%	7,463,141	0	7,463,141	0

CapGen Capital Group III LLC	7,463,141	21.7%	7,463,141	0	7,463,141	0

Eugene A. Ludwig	7,463,141	21.7%	0	7,463,141	0	7,463,141

Robert Goldstein	7,528,563	21.9%	65,422	7,463,141	65,422	7,463,141

John P. Sullivan	7,473,091	21.8%	9,950	7,463,141	9,950	7,463,141

John W. Rose	7,512,514	21.9%	49,373	7,463,141	49,373	7,463,141

*  The calculation of the percentage of outstanding shares is based on 34,346,456 shares of Common Stock outstanding as of September 30, 2015, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended September 30, 2015, filed with the Securities and Exchange Commission on November 9, 2015.

(c)  On November 13, 2015, the CapGen LP sold an aggregate of 500,000 shares of Common Stock of the Issuer in a block trade at a price of $14.62 per share.

(d)  Other than the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer referred to in this Item 5.

(e)  Not Applicable

Item 7.	Material to be Filed as Exhibits

Item 7 of the 13D Filing is hereby amended and supplemented by adding the following:

Exhibit 21	Joint Filing Agreement, dated November 16, 2015, by and among CapGen Capital Group III LP, CapGen Capital Group III LLC, Eugene A. Ludwig, Robert Goldstein, John P. Sullivan and John W. Rose.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:     November 16, 2015

CAPGEN CAPITAL GROUP III LP

By:	CAPGEN CAPITAL GROUP III LLC,
its general partner

By:	/s/ Eugene A. Ludwig
Name:	Eugene A. Ludwig
Title:	Managing Member

CAPGEN CAPITAL GROUP III LLC

By:	/s/ Eugene A. Ludwig
Name:	Eugene A. Ludwig
Title:	Managing Member

EUGENE A. LUDWIG

By:	/s/ Eugene A. Ludwig
Name:	Eugene A. Ludwig

ROBERT GOLDSTEIN

By:	/s/ Robert Goldstein
Name:	Robert Goldstein

JOHN P. SULLIVAN

By:	/s/ John P. Sullivan
Name:	John P. Sullivan

JOHN W. ROSE

By:	/s/ John W. Rose
Name:	John W. Rose

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

EXHIBIT INDEX

Exhibit	Title

Exhibit 21	Joint Filing Agreement, dated November 16, 2015, by and among CapGen Capital Group III LP, CapGen Capital Group III LLC, Eugene A. Ludwig, Robert Goldstein, John P. Sullivan and John W. Rose.